

December 17, 2014

<u>Via E-mail</u>
Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited
Tower A, SP Infocity, 243,
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

> **Re: MakeMyTrip Limited**
> **Form 20-F for the fiscal ended March 31, 2014**
> **Filed June 6, 2014**
> **File No. 001-34837**

Dear Mr. Kabra:

We have reviewed your response letter dated December 9, 2014 and have the following comment.

Please respond to this letter within 10 business days as requested below. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 20-F for the fiscal year ended March 31, 2014</u>

<u>Consolidated Statement of Cash Flows, page F-8</u>

1. We note in your response to prior comment 2 that you have presented cash flows from term deposits on a net rather than gross basis in your statement of cash flows because the deposits have historically been of relatively short maturities. The example in paragraph 23(A) of IAS 7 refers to short-term borrowings as those which have a maturity period of three months or less. We note that the majority of your term deposits have been classified as non-current assets in your balance sheet, indicating that the maturities are over one year. If these deposits have maturities of over one year, their cash flows should be presented on a gross basis in your statement of cash flows. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief